Exhibit 99.1

International Game Technology PLC Annual General Meeting

On May 11, 2021, International Game Technology PLC (the “Company”) held its annual general meeting of shareholders (the “2021 AGM”). At the 2021 AGM, 21 matters were considered and acted upon. Each of the resolutions 1 through 22 (other than resolution 5 which was withdrawn due to the director’s decision not to stand for re-election subsequent to the issue of the notice of 2021 AGM) were adopted.

The Company advises that the results of voting on the resolutions put to its 2021 AGM, published on May 12, 2021, contained immaterial numerical errors due to the incorrect voting ratio applied in respect of the Company’s special voting shares resulting in a total of 59,752 votes (representing 0.02% of the overall eligible votes) being underreported. The updated voting results (the number of votes cast for and against, as well as abstentions and broker non-votes) are set forth below and do not change the outcome of any of the votes.

Resolution 1: To receive and adopt the annual report and accounts for the financial year ended 31 December 2020 (“Annual Report and Accounts”).

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,522,973	48,684	157,617	0

Resolution 2: To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of the Annual Report and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,175,708	1,362,240	191,326	0

Resolution 3[i]: To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of the Annual Report and Accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
321,270,462	46,305,115	153,697	0

Resolution 4: To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the third subsequent annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,452,072	2,163,594	113,608	0

Resolution 5: To approve Beatrice Bassey continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

RESOLUTION WITHDRAWN

Resolution 6: To approve Massimiliano Chiara continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
355,837,051	11,775,368	116,855	0

Resolution 7: To approve Alberto Dessy continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
354,276,948	13,343,371	108,955	0

Resolution 8: To approve Marco Drago continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,181,499	2,431,498	116,277	0

Resolution 9: To approve James McCann continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
347,757,750	19,863,766	107,758	0

Resolution 10: To approve Heather McGregor continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,269,009	1,356,520	103,745	0

Resolution 11: To approve Lorenzo Pellicioli continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
350,557,991	17,060,323	110,960	0

Resolution 12: To approve Samantha Ravich continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
353,659,228	13,968,551	101,495	0

Resolution 13: To approve Vincent Sadusky continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,234,143	1,358,984	136,147	0

Resolution 14: To approve Gianmario Tondato Da Ruos continuing to hold office as a director of the Company from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
354,233,666	13,360,124	135,484	0

Resolution 15: To reappoint PricewaterhouseCoopers LLP as auditor of the Company to hold office from the conclusion of the 2021 AGM until the conclusion of the next annual general meeting of the Company at which annual report and accounts are laid before the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,557,456	71,281	100,537	0

Resolution 16: To authorize the board of directors of the Company or its audit committee to determine the remuneration of the auditor.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,458,234	154,287	116,753	0

Resolution 17: To authorize political donations and expenditure not exceeding £100,000, in total, in accordance with sections 366 and 367 of the Companies Act 2006.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,440,835	663,941	624,498	0

Resolution 18: To authorize the directors to allot shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
363,539,711	4,115,493	74,070	0

*Resolution 19: To authorize the directors, if Resolution 18 is passed, to disapply pre-emption rights.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
365,909,678	852,480	967,116	0

*Resolution 20: To authorize the directors, if Resolution 18 is passed and in addition to any authority granted under Resolution 19, to disapply pre-emption rights for the purposes of financing an acquisition or other capital investment.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
366,797,761	845,766	85,747	0

*Resolution 21: To authorize the Company to make off-market purchase of shares in the Company.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
367,004,455	254,444	470,375	0

Resolution 22: To approve the 2021 Equity Incentive Plan and authorize the directors to implement and give effect to the plan.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
329,128,629	38,493,848	106,797	0

Notes:

i.The total number of votes cast was 367,575,577 representing 89.68% of voting capital as of May 7, 2021. At the close of business on May 7, 2021, the issued share capital of the Company was 204,986,890 ordinary shares each carrying one vote, 204,986,890 special voting shares each carrying 0.9995 votes, and 50,000 sterling non-voting shares.

*     Denotes a special resolution.